UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.1)

CEC Entertainment, Inc.

(Name of Subject Company)

CEC Entertainment, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

125137109

(CUSIP Number of Class of Securities)

Michael H. Magusiak

President and Chief Executive Officer

4441 West Airport Freeway

Irving, Texas 75062

(972) 258-8507

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

D. Gilbert Friedlander

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75201

(214) 746-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by CEC Entertainment, Inc., a Kansas corporation (the “Company” or “CEC”). The Statement relates to the cash tender offer by Q Merger Sub Inc., a Kansas corporation (“Offeror”), which is a wholly-owned subsidiary of Queso Holdings Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Common Stock”), and any associated rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of January 15, 2014 by and between CEC and Computershare Trust Company, N.A., as rights agent (each share of Common Stock and any associated Rights are referred to herein as a “Share”) of the Company at a purchase price of $54.00 per Share, payable net to the seller in cash, without interest and less any applicable withholding of taxes, if any. The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by the Offeror and Parent with the SEC on January 16, 2014, and is upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 16, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal”). Capitalized terms used in this Amendment but not defined herein shall the respective meaning given to such terms in the Statement.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement. This Amendment is being filed to amend and supplement Items 1, 4, 8 and 9 as reflected below.

Item 1.	Subject Company Information.

The last sentence under the heading “Securities” in subsection (b) of Item 1, “Subject Company Information,” of the Statement is hereby amended and restated in its entirety to read as follows:

“At the close of business on January 17, 2014 there were 17,535,155 shares of Common Stock issued and outstanding (including 559,475 restricted shares).”

Item 4.	The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation,” of the Statement is hereby amended and supplemented by inserting the following paragraph immediately after the final paragraph of the “Background of the Offer” subsection:

“As of 5:00 p.m. eastern time on January 29, 2014, the go-shop period under the Merger Agreement expired. The Company did not receive any takeover proposals during the go-shop period.”

Item 8.	Additional Information

Item 8 of the Statement is hereby amended and supplemented by inserting the following immediately after the final paragraph under the heading “Litigation”:

“Following the January 16, 2014 announcement that the Company had entered into the Merger Agreement, three putative shareholder class actions were filed on behalf of purported stockholders of the Company against the Company, its directors, Apollo Global Management, LLC, Parent, and Offeror in connection with the Merger Agreement and the transactions contemplated thereby. All three actions were filed in the District Court of Shawnee County, Kansas. The first purported class action, which is captioned Hilary Coyne v. Richard M. Frank et al., Case No. 14C57, was filed on January 21, 2014 (the “Coyne Action”). The second purported class action, which is captioned John Solak v. CEC Entertainment, Inc. et al., Civil Action No. 14CS5, was filed on January 22, 2014 (the “Solak Action”). The third purported class action, which is captioned Irene Dixon v. CEC Entertainment, Inc. et al., Case No. 14C81, was filed on January 24, 2014 and additionally names as defendants Management VIII and the Holding Partnership (the “Dixon Action”) (together with the Coyne and Solak Actions, the “Shareholder Actions”).

Each of the Shareholder Actions alleges that the Company’s directors breached their fiduciary duties to the Company’s stockholders in connection with their consideration and approval of the Merger Agreement by, among other things, agreeing to an inadequate tender price, the adoption of the Rights Plan, and certain provisions in the Merger Agreement that allegedly make it less likely that the Board will be able to consider alternative acquisition proposals. The Coyne and Dixon Actions further allege that the Board was advised by a conflicted financial advisor. The Solak and Dixon Actions further allege that the Board was subject to material conflicts of interest in approving the Merger Agreement. The Dixon Action further alleges that the Board breached their fiduciary duties in approving the Statement which contained material misrepresentations and omissions.

Each of the Shareholder Actions allege that Apollo Global Management, LLC aided and abetted the Board’s breaches of fiduciary duties. The Solak and Dixon Actions allege that CEC also aided and abetted such breaches, and the Solak Action further alleges that Parent and the Offeror aided and abetted such actions.

The Shareholder Actions seek, among other things, an injunction to prevent consummation of the Offer and subsequent Merger, rescission of these transactions (to the extent already implemented), damages, attorneys’ and experts’ fees and costs, and other relief that the court may deem just and proper.

On January 24, 2014, the plaintiff in the Coyne Action filed an amended complaint. The amended complaint incorporates all of the allegations in the original complaint and adds allegations that the Board approved this Statement which omitted certain material information in violation of their fiduciary duties. The amended complaint further requests an order directing the Board to disclose such allegedly omitted material information and, if necessary, extend the closing of the Offer to permit such information to be disseminated to the Company’s stockholders.

On January 28, 2014, the plaintiffs in the Coyne and Dixon Actions jointly filed a motion in each action for a temporary restraining order, expedited discovery, and the scheduling of a hearing for plaintiffs’ motion for temporary injunction seeking expedited discovery and a hearing date in anticipation of a motion for a temporary injunction. These motions remain pending as of the time of filing of this Amendment.”

Item 8 of the Statement is hereby further amended and supplemented by amending and restating the second paragraph under the subsection entitled “United States Antitrust Laws” in its entirety as follows:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Apollo Investment Fund VIII, L.P. of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC. Apollo Investment Fund VIII, L.P. filed a Premerger Notification and Report Form with the FTC and the Antitrust Division on January 17, 2014. The Company filed a Premerger Notification and Report Form with the FTC and the Antitrust Division on January 22, 2014. On January 28, 2014, the FTC granted early termination of the waiting period under the HSR Act, effective immediately. Accordingly, the condition to the Offer relating to the waiting period under the HSR Act has been satisfied. The Offer continues to be subject to the remaining conditions set forth in Section 14 – “Certain Conditions of the Offer” of the Offer to Purchase.”

Item 8 of the Statement is hereby further amended and supplemented by amending and restating the last sentence of the fourth paragraph under the subsection entitled “Certain Company Management Projections” in its entirety as follows:

“None of the Company, Parent, Offeror, any of their respective affiliates or any other person intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events.”

Item 8 of the Statement is hereby further amended and supplemented by inserting the following immediately below the table entitled “Summary Financial Projections”:

“A reconciliation to the most directly comparable GAAP financial measure to Adjusted EBITDA for the Projections is below (in millions):

	2011A	2012A	Preliminary Fiscal Year 2013	2013E	2014E	2015E	2016E	2017E
Total revenues	$821	$803	$822	$826	$879	$915	$954	$994

Net income	55	44	48	51	63	68	75	85
Interest expense	9	9	8	8	9	9	9	7
Income taxes	34	26	28	31	39	42	47	53
Depreciation and amortization	81	80	79	79	80	81	82	83

EBITDA	$179	$159	$163	$169	$191	$200	$213	$228

Asset impairments	3	7	3	1	1	1	1	1
Loss on sale of assets	3	3	3	3	2	2	2	2

Adjusted EBITDA	$185	$169	$169	$173	$194	$203	$216	$231

Adjusted EBITDA as a percent of total revenues	22.6%	21.0%	20.6%	20.9%	22.1%	22.2%	22.6%	23.2%

Item 9.	Exhibits

Item 9, “Exhibits,” is hereby amended and supplemented by inserting the following exhibits:

Exhibit No.	Description

(a)(5)(A)	Complaint filed by Hilary Coyne on behalf of herself and all other similarly situated public stockholders of CEC Entertainment, Inc., on January 21, 2014, in the District Court of Shawnee County, Kansas (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(5)(B)	Complaint filed by John Solak, individually and on behalf of all others similarly situated, on January 22, 2014, in the District Court of Shawnee County, Kansas, Civil Division (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(5)(C)	Complaint filed by Irene Dixon, on behalf of herself and all others similarly situated, on January 24, 2014, in the District Court of Shawnee County, Kansas. (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(5)(D)	Amended Complaint filed by Hilary Coyne on behalf of herself and all other similarly situated public stockholders of CEC Entertainment, Inc., on January 24, 2014, in the District Court of Shawnee County, Kansas (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CEC ENTERTAINMENT, INC.

Dated: January 29, 2014	By:	/s/ Jay A. Young
	Name:	Jay A. Young
	Title:	Senior Vice President and General Counsel

Exhibit Index

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated January 16, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO).

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO).

(a)(1)(F)	Joint Press Release issued by Parent, the Offeror and the Company on January 16, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. with the Securities Exchange Commission on January 16, 2014).

(a)(1)(G)	Summary Advertisement published in the Wall Street Journal and dated January 16, 2014 (incorporated by reference to Exhibit (a)(1)(G) of the Schedule TO).

(a)(1)(H)	Press Release issued by the Company on January 16, 2014 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. with the Securities Exchange Commission on January 16, 2014).

(a)(1)(I)	Opinion of Goldman, Sachs & Co. to the Board of Directors of CEC Entertainment, Inc., dated January 15, 2014.*

(a)(5)(A)	Complaint filed by Hilary Coyne on behalf of herself and all other similarly situated public stockholders of CEC Entertainment, Inc., on January 21, 2014, in the District Court of Shawnee County, Kansas (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO).

(a)(5)(B)	Complaint filed by John Solak, individually and on behalf of all others similarly situated, on January 22, 2014, in the District Court of Shawnee County, Kansas, Civil Division (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(5)(C)	Complaint filed by Irene Dixon, on behalf of herself and all others similarly situated, on January 24, 2014, in the District Court of Shawnee County, Kansas. (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(5)(D)	Amended Complaint filed by Hilary Coyne on behalf of herself and all other similarly situated public stockholders of CEC Entertainment, Inc., on January 24, 2014, in the District Court of Shawnee County, Kansas (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

(e)(1)

Agreement and Plan of Merger among Queso Holdings Inc., Q Merger Sub Inc. and CEC

Entertainment, Inc., dated as of January 15, 2014 (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by CEC Entertainment, Inc. with the Securities and Exchange Commission on January 16, 2014).

(e)(2)	Rights Agreement, dated as of January 15, 2014, between CEC Entertainment, Inc. and Computershare as rights agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. with the Securities Exchange Commission on January 16, 2014).

(e)(3)	Certification of Designation of Series B Junior Participating Preferred Stock, as filed with the Secretary of State of Kansas on January 16, 2014 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. with the Securities Exchange Commission on January 16, 2014).

(e)(4)	Amendment to the Bylaws of CEC Entertainment, Inc., dated January 15, 2014 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. with the Securities Exchange Commission on January 16, 2014).

(e)(5)	Commitment Letter, dated as of January 15, 2014, among Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Credit Suisse AG, Morgan Stanley Senior Funding, Inc., UBS AG, Stamford Branch and UBS Securities LLC (incorporated by reference to Exhibit (b)(1) to the Schedule TO).

(e)(6)	Equity Commitment Letter, dated as of January 15, 2014, delivered by AP VIII Queso Holdings, L.P. to Queso Holdings Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(7)	Limited Guarantee, dated as of January 15, 2014, delivered by AP VIII Queso Holdings, L.P. in favor of CEC Entertainment, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(9)	Section 17-6712 of the KGCC relating to appraisal rights (incorporated by reference to Schedule II to the Offer to Purchase).

*	Previously filed.